Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-216316

PROSPECTUS SUPPLEMENT
BABCOCK & WILCOX ENTERPRISES, INC.

The Harris Building
13024 Ballantyne Corporate Place
Suite 700
Charlotte, North Carolina 28777
Common Stock, par value $0.01 per share
Subscription Rights to Purchase up to
62,128,141 Shares of Common Stock at $3.00 per Share

Babcock & Wilcox Enterprises, Inc. (“B&W,” which is also referred to in this prospectus supplement as “we,” “our,” or the “Company”) is a leading technology-based provider of advanced fossil and renewable power generation and environmental equipment that includes a broad suite of boiler products, environmental systems, and services for power and industrial uses. We are distributing (the “Rights Distribution”) to holders of our common stock, par value $0.01 per share (the “Common Shares”), one nontransferable subscription right (a “Right”) to purchase 1.4 Common Shares for each Common Share (the “Rights Offering”) held as of 5:00 p.m., New York City time, on March 15, 2018 (the “Rights Distribution Record Date”), provided that we will not issue any fractional Common Shares in the Rights Offering and exercises of Rights will be rounded down to the nearest whole Common Share.
If all conditions to the Rights Distribution are satisfied or waived by us in our sole discretion, at 5:00 p.m., New York City Time, on March 19, 2018 (the “Rights Distribution Date”), you will receive one Right for each Common Share held by you as of the Rights Distribution Record Date.
The maximum number of Rights to be issued in the Rights Distribution pursuant to which our holders of Rights may acquire Common Shares is 44,377,243.
The Rights Offering will commence on March 19, 2018. In the Rights Offering, each Right will entitle the holder to a basic subscription privilege. Under the basic subscription privilege, each whole Right entitles its holder to purchase 1.4 Common Shares at a subscription price of $3.00 per Common Share (the “Subscription Price”), which is equal to an approximate 16.8% discount to the trading day volume weighted average trading price of our Common Shares on March 16, 2018. You will not be entitled to exercise an oversubscription privilege to purchase additional Common Shares that may remain unsubscribed as a result of any unexercised Rights.
All exercises of Rights are irrevocable even if we determine, in our sole discretion, to extend the Expiration Time. The Rights Offering will expire at 5:00 p.m., New York City time, on April 10, 2018, unless we extend it, with the length of such extension to be determined by us in our sole discretion. However, we do not intend to extend the Expiration Time of the Rights Offering for more than 25 calendar days past the original 22 calendar day subscription period.
Vintage Capital Management, LLC (“Vintage”), a significant shareholder of the Company, will serve as a backstop purchaser and will be entitled to purchase any unsubscribed shares at the Subscription Price. Vintage will also be entitled to exercise its basic subscription privilege. Vintage will not receive any fee for acting as backstop purchaser. The commitment of Vintage is subject to the satisfaction of certain conditions. See “The Rights Offering – Backstop Purchaser.” Vintage beneficially owned 6,600,000 Common Shares, or approximately 14.9% of our outstanding Common Shares, as of the Rights Distribution Record Date.
No vote of B&W’s shareholders is being sought in connection with the Rights Offering. See "The Rights Offering - Financial Viability Exception." No action is required of you to receive your Rights.

Neither we nor our board of directors has made any recommendation as to whether you should exercise your Rights, although directors and executive officers may exercise their Rights in their individual capacities. You are urged to carefully review the subscription materials we will provide and consult with your own legal and financial advisors in deciding whether or not to exercise the Rights.
Our Common Shares trade on the New York Stock Exchange under the symbol “BW”. We do not expect to list the Rights on the New York Stock Exchange as the Rights are nontransferable.
In reviewing this prospectus supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page S-11.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus supplement as truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 19, 2018.

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ABOUT THIS PROSPECTUS SUPPLEMENT
Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “B&W,” the “Company,” “we,” “us,” “our,” or similar references, mean Babcock & Wilcox Enterprises, Inc.
You should rely only on the information contained in or incorporated by reference into this prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus supplement and the documents incorporated by reference. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on its cover page and that any information previously filed with the Securities and Exchange Commission (the “SEC”) that is incorporated by reference is accurate only as of the date such document is incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus supplement is a part of a registration statement we have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its Public Reference Room, as discussed below.
We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with those requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC’s toll-free number at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may also be obtained from our website at www.babcock.com, although information on our website is not incorporated by reference into and does not constitute a part of this prospectus supplement. Our Common Shares are listed on the New York Stock Exchange under the symbol “BW” and you can read and inspect our filings at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York, 10005.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement, and is deemed to be part of this prospectus supplement except for any information superseded by this prospectus supplement or any other document incorporated by reference into this prospectus supplement. Any statement, including financial statements, contained in our Annual Report on Form 10-K for the year ended December 31, 2017, shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this prospectus supplement or in any other later incorporated document modifies or supersedes that statement.
We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described herein (other than any filing or portion thereof that is furnished, rather than filed, under applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2017, filed on March 1, 2018 (the “10-K”), as amended by Amendment No. 1 to the 10-K on Form 10-K/A, filed on March 5, 2018;

•
our Current Reports (other than any portion thereof furnished or deemed furnished) on Form 8-K filed on January 3, 2018, February 1, 2018, February 6, 2018, March 5, 2018, March 15, 2018 and March 19, 2018; and

•
the description of our capital stock contained in our Information Statement, filed as Exhibit 99.1 to Amendment No. 4 to our Registration Statement on Form 10 (File No. 001-36876), filed on June 9, 2016, including any amendment or report filed for the purpose of updating such description.

Any statement contained in the filings (or portions of filings) incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any filing by us with the SEC prior to the completion of this offering modifies, conflicts with or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:
Babcock & Wilcox Enterprises, Inc.
The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277
(704) 625-4900
Attention: Investor Relations

SUMMARY
The following is a summary of material information discussed in this prospectus supplement. It is included for convenience only and should not be considered complete. You should carefully review this entire prospectus supplement, including the risk factors and the documents incorporated by reference into this prospectus supplement, to better understand the Rights Offering and our business and financial position.
Our Company
B&W is a leading technology-based provider of advanced fossil and renewable power generation and environmental equipment that includes a broad suite of boiler products, environmental systems, and services for power and industrial uses. We specialize in technology and engineering for power generation and various other industries, including the procurement, erection and specialty manufacturing of related equipment, and services, including:

•	high-pressure equipment for energy conversion, such as boilers fueled by coal, oil, bitumen, natural gas, and renewables including municipal solid waste and biomass fuels;

•
environmental control systems for both power generation and industrial applications to incinerate, filter, capture, recover and/or purify air, liquid and vapor-phase effluents from a variety of power generation and specialty manufacturing processes;

•
aftermarket support for the global installed base of operating plants with a wide variety of products and technical services including replacement parts, retrofit and upgrade capabilities, field engineering, construction, inspection, operations and maintenance, condition assessment and other technical support;

•	custom-engineered comprehensive dry and wet cooling solutions;

•	gas turbine inlet and exhaust systems, custom silencers, filters and custom enclosures; and

•	engineered-to-order services, products and systems for energy conversion worldwide and related auxiliary equipment, such as burners, pulverizers, soot blowers and ash and material handling systems.
Our overall activity depends significantly on the capital expenditures and operations and maintenance expenditures of global electric power generating companies, other steam-using industries and industrial facilities with environmental compliance and noise abatement needs. Several factors influence these expenditures, including:

•	prices for electricity, along with the cost of production and distribution including the cost of fuel within the United States or internationally;

•	demand for electricity and other end products of steam-generating facilities;

•	requirements for environmental and noise abatement improvements;

•	expectation of future requirements to further limit or reduce greenhouse gas and other emissions in the United States and internationally;

•	environmental policies which include waste-to-energy or biomass as options to meet legislative requirements and clean energy portfolio standards;

•	level of capacity utilization at operating power plants and other industrial uses of steam production;

•	requirements for maintenance and upkeep at operating power plants to combat the accumulated effects of usage;

•	overall strength of the industrial industry; and

•	ability of electric power generating companies and other steam users to raise capital.

Customer demand is heavily affected by the variations in our customers' business cycles and by the overall economies and energy, environmental and noise abatement needs of the countries in which they operate.
Corporate Information
Our principal executive offices are located at The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277. Our telephone number is (704) 625-4900. Our website is http://www.babcock.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are incorporated by reference into this prospectus supplement.
Additional Information
For additional information regarding our business, financial condition, results of operations, and other important information regarding our Company, we refer you to our filings with the SEC incorporated by reference in this prospectus supplement. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”
The Rights Offering
The following is a brief summary of the terms of the Rights Offering. Please see “The Rights Offering” for a more detailed description of the matters described below.

Q:	What is a rights offering?

A:
A rights offering is a distribution of subscription rights on a pro rata basis to shareholders of a company. We will distribute (the “Rights Distribution”) to holders of our common stock, par value $0.01 per share (the “Common Shares”), as of the Rights Distribution Record Date (as defined below), one nontransferable subscription Right (a “Right”) issued by us to purchase 1.4 Common Shares for each Common Share held as of the Rights Distribution Record Date (such offering, the “Rights Offering”), provided that we will not issue any fractional Common Shares in the Rights Offering and exercises of Rights will be rounded down to the nearest whole Common Share.

Q.	What are the record and distribution dates for the Rights Offering?

A.
Each holder of record of Common Shares as of 5:00 p.m., New York City time, on March 15, 2018 (the “Rights Distribution Record Date”) will be entitled to receive Rights on the Rights Distribution Date, which will be as of 5:00 p.m., New York City time, on March 19, 2018.

Q.	Are there other key dates relating to the Rights Offering?

A.
Yes. Below is a list of the key dates for the Rights Offering of which you should be aware. With the exception of the Rights Distribution Record Date and Rights Distribution Date, such dates are subject to change in the event we determine to extend the Rights Offering (as discussed herein). For more information regarding these dates, we encourage you to review “The Rights Offering” below, as that section of the prospectus supplement describes other timing considerations of which you should be aware regarding the Rights Offering (for example, dates by which different forms of payment upon the exercise of Rights are deemed received).

Date	Event / Action
5:00 p.m., New York City time, on March 15, 2018	Rights Distribution Record Date.
5:00 p.m., New York City time, on March 19, 2018	Rights Distribution Date.
5:00 p.m., New York City time, on April 9, 2018	Date by which the subscription agent must have received appropriate materials from holders of Rights in order to exercise all or a portion of such holder’s Rights.
5:00 p.m., New York City time, on April 10, 2018	Expiration of the Rights Offering.

Q.	What are the Rights?

A.
Each whole Right entitles its holder to purchase 1.4 Common Shares from us, at a subscription price of $3.00 per Common Share (the “Subscription Price”), which is equal to an approximate 16.8% discount to the trading day volume weighted average trading price of our Common Shares on March 16, 2018.

Q.	How was the Subscription Price determined?

A.
Following negotiations with Vintage Capital Management, LLC (“Vintage”), the backstop purchaser, and after considering, among other things, the Subscription Price necessary to obtain a backstop commitment, our board of directors determined that the Subscription Price for Common Shares distributed pursuant to the Rights Offering should be $3.00 per Common Share. This Subscription Price was not intended to bear any relationship to the historical price of our Common Shares or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the Subscription Price should not be considered an indication of the actual value of our Company or of our Common Shares.

Q.	What do I have to do to receive Rights?

A.
Nothing. Holders of our Common Shares on the Rights Distribution Record Date are not required to pay any cash or deliver any other consideration, or give up any Common Shares, to receive the Rights distributable to them in the Rights Distribution.

Q.	What is the basic subscription privilege?

A.	The basic subscription privilege entitles each holder of a whole Right to purchase 1.4 Common Shares at the Subscription Price of $3.00 per Common Share.

Q.	Will the Rights Offering include an oversubscription privilege?

A.
No. You will not be entitled to an oversubscription privilege to acquire the Common Shares remaining unpurchased after the expiration of all subscription rights. Vintage, the backstop purchaser, will be entitled to purchase at the Subscription Price up to that number of Common Shares that are offered in the Rights Offering but are not purchased by the holders of Rights under their basic subscription privilege.

Q.	Will the Company issue fractional Rights in the Rights Offering?

A.
Holders of our Common Shares as of the Rights Distribution Record Date will receive one Right for each Common Share held as of the Rights Distribution Record Date. We will not issue fractional Rights, or pay cash in lieu of fractional Rights.

Q.	How will fractional Common Shares be treated in the Rights Offering?

A.
The basic subscription privilege entitles each holder of a whole Right to purchase 1.4 Common Shares at the Subscription Price of $3.00 per Common Share. However, we will not issue any fractional Common Shares in the Rights Offering. You may only exercise your Rights to purchase Common Shares in whole numbers. Any excess funds insufficient to purchase one whole Common Share will be returned to you by the subscription agent without penalty or interest.

Q.	When will the Rights Offering commence and when will it expire?

A.
The Rights Offering will commence on March 19, 2018. The Rights Offering will expire at 5:00 p.m., New York City time, on April 10, 2018, which will be the 25th calendar day following the commencement of the Rights Offering (such date and time, the “Expiration Time”), unless we extend it. We may extend the Expiration Time for any reason and for any length of time at our discretion. However, we do not intend to extend the Expiration Time of the Rights Offering for more than 25 calendar days past the original 22 calendar day period. If we do not complete the Rights Offering by the 47th calendar day of the subscription period, we will cause the subscription agent to return to each exercising holder the entirety of such holder’s aggregate Subscription Price previously paid.

Q.	Who is the backstop purchaser in the Rights Offering?

A.
Vintage, a significant shareholder of our Company, will serve as a backstop purchaser in the Rights Offering. Vintage beneficially owned 6,600,000 Common Shares, or approximately 14.9% of our outstanding Common Shares, as of the Rights Distribution Record Date.

Q.	How does the backstop commitment work?

A.
Vintage has agreed with us as part of the backstop commitment that it will purchase from us, at $3.00 per Common Share, all of the Common Shares offered pursuant to the Rights Offering that are not issued pursuant to the exercise of Rights in the Rights Offering, up to a total commitment of $182 million. Vintage will also be entitled to exercise its basic subscription privilege. See “The Rights Offering – Backstop Purchaser.”

Q.	Why is there a backstop purchaser?

A.
As described below in greater detail under “Why are you conducting the Rights Offering and how will you use the proceeds received from the Rights Offering,” as of December 31, 2017, we were not in compliance with certain financial covenants under our first lien revolving credit agreement and our second lien term loan. In order to obtain a limited waiver and amendment under our first lien revolving credit agreement, our first lien lender required that we obtain the backstop commitment to ensure that, subject to the conditions of the backstop commitment, all Common Shares are either purchased in the Rights Offering or purchased subsequent to the Rights Offering at the same Subscription Price at which the Rights were exercisable. Through this arrangement, we and our lenders have a high degree of certainty that we will raise gross proceeds of at least $182 million through the Rights Offering and the backstop commitment.

Q.	Is the backstop purchaser being compensated?

A.	No. See “The Rights Offering – Backstop Purchaser.”

Q.	When do the obligations of the backstop purchaser expire?

A.	Unless extended by us, the backstop commitment will expire if the Rights Offering has not been concluded prior to September 30, 2018.

Q.	Are there any conditions on the backstop purchaser’s obligations to purchase Common Shares?

A.
Yes. The backstop purchaser’s obligations under the backstop commitment are subject to the satisfaction of specified conditions, including the Company providing notice to Vintage that it is exercising its rights to require Vintage to fund its backstop commitment. Vintage’s obligations as backstop purchaser are not, however, subject to the absence of a material adverse change in our business, financial condition or results of operations or a material deterioration in the financial markets.

Q.	How will the backstop commitment be secured?

A.
As part of the backstop commitment, Vintage entered into an agreement with a third party pursuant to which the third party has agreed to backstop Vintage’s obligations under the equity commitment agreement entered into between us and Vintage.

Q.	Are there any conditions to the Rights Distribution?

A.
The completion of the Rights Distribution is subject to our receipt of the opinion of counsel, dated as of the Rights Distribution Date, to the effect that, for U.S. federal income tax purposes, (i) no gain or loss should be recognized by the Company as a result of the Rights Distribution, and (ii) no gain or loss should be recognized by and no amount should be included in the income of, holders of our Common Shares upon the receipt of Rights in the Rights Distribution.

In addition, we reserve the right to amend, extend or cancel the Rights Offering on or prior to the Expiration Time for any reason. We may cancel the Rights Offering if at any time before completion of the Rights Offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the Rights Offering that in our sole judgment would or might make the Rights Offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the Rights Offering. If we cancel the Rights Offering, in whole or in part, all affected subscription Rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Q.	Can you terminate the Rights Offering?

A.
Yes. We may determine to abandon the Rights Distribution at any time prior to the Rights Distribution Date, and, even after the Rights have been distributed, may also determine to abandon the Rights Offering prior to its commencement or terminate the Rights Offering following its commencement for any reason before the Expiration Time.

Q.	If you terminate the Rights Offering, will my subscription payment be refunded to me?

A.
Yes. If we terminate the Rights Offering, the subscription agent will return promptly all subscription payments received by it. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the Rights Offering.

Q.	Why are you conducting the Rights Offering and how will you use the proceeds received from the Rights Offering?

A.
We are conducting the Rights Offering to raise proceeds, along with borrowings under our first lien revolving credit facility, to repay in full all of the indebtedness outstanding and our other obligations under our second lien term loan. As a result of additional losses we recognized in the fourth quarter of 2017 related to an increase in structural steel repair costs on one of our European renewable energy contracts, we were not in compliance with certain financial covenants under our first lien revolving credit agreement and our second lien term loan. In March 2018, we obtained an amendment to our first lien revolving credit facility that waives the covenant defaults. However, currently we are in default under the second lien term loan, subject to a 180-day standstill period beginning on March 1, 2018 to resolve the event of default or repay the second lien term loan. See “Use of Proceeds From the Rights Offering” for a more detailed description.

Q.	How many Common Shares do you expect to be outstanding following the Rights Offering?

A.
Assuming the Rights Offering is fully subscribed, and without giving effect to any anti-dilution adjustments associated with outstanding equity awards, we estimate that we would have approximately 106,505,384 Common Shares outstanding immediately following the completion of the Rights Offering.

Q.	How might the Rights Offering affect the trading price of your Common Shares?

A.
We cannot assure you as to how the Rights Offering will impact the trading price of our Common Shares. Historically, due to the inclusion of a discounted subscription price and the resulting dilution, rights offerings have adversely impacted the trading price of the underlying shares, especially during the period the rights offerings remain open.

Q.	How do I exercise my Rights?

A.
Subscription materials, including rights certificates, will be made available to holders upon the commencement of the Rights Offering. Each holder who wishes to exercise the basic subscription privilege under its Rights should properly complete and sign the applicable rights certificate and deliver the rights certificate together with payment of the Subscription Price for each Common Share subscribed for to the subscription agent before the Expiration Time. We recommend that any holder of Rights who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the Rights under the heading “The Rights Offering” beginning with the section entitled “—Exercising Your Rights,” in the rights certificates themselves and in the document entitled “Instructions for Use of Babcock & Wilcox Enterprises, Inc. Rights Certificates” that accompanies this prospectus supplement.

Q.	How may I pay the Subscription Price?

A.
Your cash payment of the Subscription Price must be made by either check or bank draft drawn upon a U.S. bank payable to the subscription agent, which is Computershare Trust Company, N.A. Payments should be made payable to “Computershare Trust Company, N.A.” Please see “The Rights Offering—Delivery of Subscription Materials and Payment.”

Q.	What should I do if I want to participate in the Rights Offering but my Common Shares will be held in the name of my broker or a custodian bank on the Rights Distribution Record Date?

A.
We will ask brokers, dealers and nominees holding Common Shares on behalf of other persons to notify these persons of the Rights Offering. Any beneficial owner wishing to exercise its Rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding Common Shares on behalf of other persons on the Rights Distribution Record Date.

Q.	Will I receive subscription materials by mail if my address is outside the United States?

A.
No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those Rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on the fifth business day before the Expiration Time, and establish to the satisfaction of the subscription agent that it is permitted to exercise its Rights under applicable law.

Q.
Will I receive subscription rights for shares I own through the Company’s 401(k) plan, non-qualified defined contribution retirement plan or Supplemental Executive Retirement Plan (collectively, the “Benefit Plans”)?

A.
No. Certain retirement plans, like the Benefit Plans, are not permitted to acquire, hold or dispose of subscription rights unless the U.S. Department of Labor issues a prohibited transaction exemption. We have determined that it would not be prudent or cost-effective to request an exemption to permit the Benefit Plans to acquire and hold Rights that the Benefit Plans would be unable to exercise. Accordingly, the Benefit Plans have been excluded from receiving any Rights under this Rights Offering.

Q.	Will I be charged any fees if I exercise my Rights?

A.
We will not charge a fee to holders for exercising their Rights. However, any holder exercising its Rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

Q.	May I transfer my Rights if I do not want to purchase any shares?

A.	No. The Rights are nontransferable.

Q.	Am I required to subscribe in the Rights Offering?

A.	No. However, any holder of Rights who chooses not to exercise its Rights will experience dilution to its equity interest in our Common Shares and our Company.

Q.	If I exercise Rights in the Rights Offering, may I cancel or change my decision?

A.	No. All exercises of Rights are irrevocable.

Q.	If I exercise my Rights, when will I receive the shares for which I have subscribed?

A.
We will issue the Common Shares for which subscriptions have been properly delivered to the subscription agent prior to the Expiration Time, as soon as practicable following the Expiration Time. We will not be able to calculate the number of Common Shares to be issued to each exercising holder of Rights until the Expiration Time, which is the latest time by which rights certificates may be delivered to the subscription agent.

Q.	Have you or your board of directors made a recommendation as to whether I should exercise my Rights or how I should pay my Subscription Price?

A.
No. Neither we nor our board of directors has made any recommendation as to whether you should exercise your Rights. You should decide whether to subscribe for Common Shares or simply take no action with respect to your Rights, based on your own assessment of your best interests. However, if you do not exercise your Rights, you will lose any value inherent in the Rights and your percentage ownership interest in us will be diluted. As of the date of this prospectus supplement, none of our directors or executive officers has definitively indicated an intention with respect to participation in the Rights Offering. Some of our executive officers and directors may exercise some or all of their Rights.

Q.	What are the U.S. federal income tax consequences of the Rights Distribution and the Rights Offering to me?

A.
It is a non-waivable condition to the Rights Distribution that we receive the opinion of counsel, dated as of the Rights Distribution Date, to the effect that, among other things, for U.S. federal income tax purposes, (i) no gain or loss should be recognized by the Company as a result of the Rights Distribution, and (ii) no gain or loss should be recognized by, and no amount should be included in the income of, holders of our Common Shares upon the receipt of Rights in the Rights Distribution. Shareholders who receive Rights in the Rights Distribution should not recognize taxable income, gain or loss in connection with the exercise of such Rights pursuant to the Rights Offering. For a more complete summary of the material U.S. federal income tax consequences of the Rights Distribution and the Rights Offering to holders of our Common Shares, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Rights Distribution and the Rights Offering.”

Q.	Does the Rights Offering require a vote of the Company’s shareholders?

A.
No. The Audit and Finance Committee of the Board of Directors of the Company determined that the delay that would result from obtaining shareholder approval prior to the completion of the Rights Offering would seriously jeopardize the financial viability of the Company. Because of that determination, the Audit and Compliance Committee, pursuant to an exception provided in the New York Stock Exchange’s (the “NYSE”) shareholder approval policy for such a situation, expressly approved the transaction and the Company's reliance on the NYSE financial viability exception. On March 19, 2018, the NYSE granted the Company's request. See “The Rights Offering - Financial Viability Exception.” No action is required of you to receive your Rights.

Q.	What should I do if I have other questions?

A.
If you have questions or need assistance, please contact D.F. King & Co., Inc., the information agent for the Rights Offering, at (212) 269-5550 (for banks and brokers) or (800) 283-3192 (toll free), or email at bw@dfking.com.

RISK FACTORS
An investment in our Common Shares involves risk. You should consider carefully the risks described below relating to the Rights Offering, along with the information discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus supplement, and subsequent periodic filings we may make containing updated disclosures of such factors, together with all the other information included in this prospectus supplement and in the documents we have incorporated by reference. The occurrence of any of the events described as possible risks could have a material adverse effect on the value of our Common Shares. These risks are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business. See “Where to Find More Information.”
Factors Relating to the Rights Offering
If we abandon the Rights Distribution or terminate the Rights Offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.
There can be no assurance that the Rights Distribution or the Rights Offering will occur, as we may determine to abandon the Rights Distribution and, even after the Rights have been distributed, may also determine to abandon the Rights Offering prior to its commencement or terminate the Rights Offering following its commencement at any time prior to the Expiration Time. However, you may not revoke any exercise of your Rights. If we terminate the Rights Offering, neither we nor the subscription agent will have any obligation to you with respect to the Rights, except to return your subscription payments, without interest or deduction.
The Subscription Price may not reflect the value of the Company.
Following negotiations with Vintage, the backstop purchaser, and after considering, among other things, the Subscription Price necessary to obtain a backstop commitment, our board of directors determined that the Subscription Price for Common Shares distributed pursuant to the Rights Offering should be $3.00 per Common Share. This Subscription Price was not intended to bear any relationship to the historical price of our Common Shares or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, you should not consider the Subscription Price as an indication of the actual value of our Company or of our Common Shares.
Shareholders who do not exercise their Rights will experience dilution.
The Rights will permit holders of Rights to acquire an aggregate number of our Common Shares equal to approximately 140% of the aggregate number of Common Shares outstanding prior to the Rights Distribution Record Date. If you do not exercise your basic subscription privilege in full and the Rights Offering is fully subscribed and completed, you will experience material dilution in your proportionate interest in the equity ownership of our Common Shares and our Company. If you do not exercise your Rights, you will relinquish any value inherent in the Rights.
A small number of our shareholders could be able to significantly influence our business and affairs.
On the Rights Distribution Record Date, Vintage and Steel Partners Holdings, L.P. beneficially owned approximately 14.9% and 15.8% of our outstanding Common Shares, respectively. If all of the Rights covered by this prospectus supplement are exercised, Vintage’s and Steel Partners’ beneficial ownership percentage will remain the same. If some of the Rights are not exercised prior to the expiration of the Rights Offering, those Rights will expire and the Common Shares that are not issued as a result of the failure to exercise those Rights will be acquired by Vintage. Vintage and Steel Partners, either acting alone or in cooperation with other of our significant stockholders, could be able to significantly influence our business and affairs. Based on filings made with the SEC, as of March 1, 2018, six individuals or organizations collectively controlled over 50% of our Common Shares. Accordingly, a small number of our shareholders could be able to control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

The price of our Common Shares may decline before or after the expiration of the Rights Offering.
We cannot assure you that the public trading market price of our Common Shares will not decline below the Subscription Price after you elect to exercise your Rights. Moreover, we cannot assure you that following the exercise of Rights you will be able to sell your Common Shares at a price equal to or greater than the Subscription Price.
As a result of operating losses and negative cash flows from operations, together with other factors, including the possibility that a covenant default or other event of default could cause certain of our indebtedness to become immediately due and payable (after the expiration of any applicable grace period), we may not have sufficient liquidity to sustain operations and to continue as a going concern.
We have experienced losses from operations in each of the past two years, have negative operating cash flows during the year ended December 31, 2017 and are dependent on our ability to raise capital in the time frame required in our first lien revolving credit facility in order to avoid an event of default under our lending agreements. As a result of additional losses we recognized in the fourth quarter of 2017 related to an increase in structural steel repair costs on one of our European renewable energy contracts, we were not in compliance with certain financial covenants under our first lien revolving credit facility and second lien term loan as of December 31, 2017. On March 1, 2018, we obtained an amendment under our first lien revolving credit facility that waived the financial covenant defaults that existed at December 31, 2017, consented to the Rights Offering and made certain other modifications. The second lien term loan contains a 180-day standstill period beginning on March 1, 2018 to resolve the event of default or repay the loan, and we expect to use the proceeds from the Rights Offering, along with permitted borrowings under our revolving credit facility, to pay in full all of our obligations under the second lien term loan.
Absent additional waivers or cures, continued non-compliance with covenants contained in our second lien term loan will constitute a default under the second lien term loan following the expiration of the 180-day standstill period. As a result, all indebtedness under the second lien term loan could be declared immediately due and payable upon the occurrence of an event of default after expiration of the 180-day standstill period. It is possible we could obtain waivers from our lenders; however, our current liquidity risks raise substantial doubt about whether we will meet our obligations as they become due within one year.
As a result of these factors, there exists substantial doubt about our ability to continue as a going concern. Our consolidated financial statements for the year ended December 31, 2017 that are incorporated by reference in this prospectus supplement are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern, other than the reclassification of certain long-term debt to current liabilities. The report from our independent registered public accounting firm on our consolidated financial statements for the year ended December 31, 2017 includes a paragraph that summarizes the salient facts and conditions that raise substantial doubt about our ability to continue as a going concern.
There can be no assurance that our plan to improve our operating performance and financial position will be successful or that we will be able to obtain additional financing on commercially reasonable terms or at all including, without limitation, our ability to successfully complete the Rights Offering and satisfy all of our obligations under our second lien term loan. As a result, our liquidity and ability to timely pay our obligations when due could be adversely affected. Furthermore, our creditors may resist renegotiation or lengthening of payment and other terms through legal action or otherwise. If we are not able to timely, successfully or efficiently implement the strategies that we are pursuing to improve our operating performance and financial position, we may not have sufficient liquidity to sustain operations and to continue as a going concern.
Our ability to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations.
We have net operating loss carryforwards (“NOLs”) that we may use in future years to offset against taxable income for U.S. federal income tax purposes. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” can be subject to limitations on the use of its NOLs (and other tax attributes) to offset future taxable income. We are currently in the process of evaluating whether an ownership change has occurred that would limit the use of our NOLs. The issuance of our common stock in this offering, alone or taken together with other transactions, as well as future offerings or sales of our Common Shares

(including in transactions involving our Common Shares that are outside of our control) could cause an ownership change and result in an annual limitation on the use of our NOLs. In addition, under the Tax Cuts and Jobs Act (the “Tax Act”), which was signed into law on December 22, 2017, (i) the amount of post-2017 NOLs that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such taxable year, where taxable income is determined without regard to the deduction for NOLs, and (ii) post-2017 NOLs can no longer be carried back to prior taxable years. There is a risk that due to the triggering of an ownership change, changes under the Tax Act, regulatory changes, or other unforeseen reasons, our existing NOLs could be unavailable to reduce future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You should not place undue reliance on these statements. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate" and similar statements of a future or forward-looking nature identify forward-looking statements.
These forward-looking statements address matters that involve risks and uncertainties and include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and industry in general. There are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: our ability to continue as a going concern; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives, surety bonds, letters of credit and similar financing, and to refinance our second lien term loan through the Rights Offering, or otherwise; the highly competitive nature of our businesses; general economic and business conditions, including changes in interest rates and currency exchange rates; general developments in the industries in which we are involved; cancellations of and adjustments to backlog and the resulting impact from using backlog as an indicator of future earnings; our ability to perform contracts on time and on budget, in accordance with the schedules and terms established by the applicable contracts with customers; failure by third-party subcontractors or suppliers to perform their obligations on time and as specified; our ability to realize anticipated savings and operational benefits from our restructuring plans, and other cost-savings initiatives; our ability to successfully integrate and realize the expected synergies from acquisitions; our ability to successfully address productivity and schedule issues in our Renewable segment; willingness of customers to waive liquidated damages or agree to bonus opportunities; our ability to successfully partner with third parties to win and execute renewable projects; changes in our effective tax rate and tax positions; our ability to maintain operational support for our information systems against service outages and data corruption, as well as protection against cyber-based network security breaches and theft of data; our ability to protect our intellectual property and renew licenses to use intellectual property of third parties; our use of the percentage-of-completion method of accounting; the risks associated with integrating businesses we acquire; our ability to successfully manage research and development projects and costs, including our efforts to successfully develop and commercialize new technologies and products; the operating risks normally incident to our lines of business, including professional liability, product liability, warranty and other claims against us; changes in, or our failure or inability to comply with, laws and government regulations; difficulties we may encounter in obtaining regulatory or other necessary permits or approvals; changes in, and liabilities relating to, existing or future environmental regulatory matters; our limited ability to influence and direct the operations of our joint ventures; potential violations of the Foreign Corrupt Practices Act; our ability to successfully compete with current and future competitors; the loss of key personnel and the continued availability of qualified personnel; our ability to negotiate and maintain good relationships with labor unions; changes in pension and medical expenses associated with our retirement benefit programs; social, political, competitive and economic situations in foreign countries where we do business or seek new business; the possibilities of war, other armed conflicts or terrorist attacks; our ability to successfully consummate strategic alternatives for our MEGTEC and Universal businesses if we determine to pursue them; and the other risks set forth under the heading “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated herein by reference.
These factors are not necessarily all the factors that could affect us. We assume no obligation to revise or update any forward-looking statement included in this prospectus supplement for any reason, except as required by law.

THE RIGHTS OFFERING
General
Our board of directors has determined that, subject to the satisfaction of all conditions to the Rights Distribution, holders of our Common Shares will receive one nontransferable Right for each Common Share held by such holder on the Rights Distribution Record Date. We will not issue fractional Rights, or pay cash in lieu of fractional Rights. Each Right entitles the holder to a basic subscription privilege. Under the basic subscription privilege, each whole Right entitles the holder to purchase 1.4 Common Shares at a Subscription Price of $3.00 per Common Share. You will not be entitled to exercise an oversubscription privilege to purchase additional Common Shares that may remain unsubscribed as a result of any unexercised Rights. We will not issue any fractional Common Shares in the Rights Offering. Holders of Rights may only exercise Rights to purchase Common Shares in whole numbers. Vintage, a significant shareholder of our Company, will serve as a backstop purchaser in the Rights Offering.
The following describes the Rights Offering in general and assumes (unless specifically provided otherwise) that you were a holder of our Common Shares as of the Rights Distribution Record Date. If you held your Common Shares in a brokerage account or through a dealer or other nominee as of the Rights Distribution Record Date, please see the information included below under the heading “—Delivery of Subscription Materials and Payment—Beneficial Owners.” As used in this prospectus supplement, the term “business day” means any day on which securities may be traded on the NYSE.
Reasons for the Rights Offering
We are conducting the Rights Offering to raise proceeds, along with borrowings under our first lien revolving credit facility, to repay in full all of the indebtedness outstanding and our other obligations under our second lien term loan. As a result of additional losses we recognized in the fourth quarter of 2017 related to an increase in structural steel repair costs on one of our European renewable energy contracts, we were not in compliance with certain financial covenants under our first lien revolving credit agreement and our second lien term loan. In March 2018, we obtained an amendment to our first lien revolving credit facility that waives the covenant defaults. However, currently we are in default under the second lien term loan, subject to a 180-day standstill period beginning on March 1, 2018 to resolve the event of default or repay the second lien term loan. See “Use of Proceeds From the Rights Offering.”
Conditions to the Rights Distribution
The Rights Distribution is subject to our receipt of the opinion of counsel, dated as of the Rights Distribution Date, to the effect that, for U.S. federal income tax purposes, (i) no gain or loss should be recognized by the Company as a result of the Rights Distribution and (ii) no gain or loss should be recognized by and no amount should be included in the income of, holders of our Common Shares upon the receipt of Rights in the Rights Distribution.
In addition, we reserve the right to amend, extend or cancel the Rights Offering on or prior to the Expiration Time for any reason. We may cancel the Rights Offering if at any time before completion of the Rights Offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the Rights Offering that in our sole judgment would or might make the Rights Offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the Rights Offering. We may waive any of these conditions and choose to proceed with the Rights Offering even if one or more of these events occur. If we cancel the Rights Offering, in whole or in part, all affected Subscription Rights will expire without value, and all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.
Determination of Subscription Price and Distribution Ratio
Following negotiations with Vintage, the backstop purchaser, and after considering, among other things, the Subscription Price necessary to obtain a backstop commitment, our board of directors determined that the Subscription Price for Common Shares distributed pursuant to the Rights Offering should be $3.00 per Common Share. This Subscription Price was not intended to bear any relationship to the historical price of our Common Shares or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the Subscription Price should not be considered an indication of the actual value of our Company or of our Common Shares.
No Fractional Rights or Common Shares
Holders of our Common Shares as of the Rights Distribution Record Date will receive one Right for each Common Share held as of the Rights Distribution Record Date. We will not issue fractional Rights, or pay cash in lieu of fractional Rights.
The basic subscription privilege entitles each holder of a whole Right to purchase 1.4 Common Shares at the Subscription Price of $3.00 per Common Share. However, we will not issue any fractional Common Shares in the Rights Offering. Holders of Rights may only exercise Rights to purchase Common Shares in whole numbers. Any excess funds insufficient to purchase one whole Common Share will be returned to the sender by the subscription agent without penalty or interest.
Benefit Plans
Certain retirement plans, like the Benefit Plans, are not permitted to acquire, hold or dispose of subscription rights unless the U.S. Department of Labor issues a prohibited transaction exemption. We have determined that it would not be prudent or cost-effective to request an exemption to permit the Benefit Plans to acquire and hold Rights that the Benefit Plans would be unable to exercise. Accordingly, the Benefit Plans have been excluded from receiving any Rights under this Rights Offering.
Financial Viability Exception
The Rights Offering, including the issuance of Common Shares purchased in the Rights Offering and the backstop, may require shareholder approval pursuant to the shareholder approval policy of the NYSE. However, the NYSE may grant, upon application, a Financial Viability Exception, which provides that an exception may be granted when (i) the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise and (ii) reliance by the listed company on this exception has been expressly approved by the audit committee of the board of directors of the listed company. The Audit and Finance Committee of the Board of Directors of the Company determined that the delay that would result from obtaining shareholder approval prior to the completion of the Rights Offering would seriously jeopardize the financial viability of the Company. Because of that determination, the Audit and Compliance Committee, pursuant to an exception provided in the NYSE’s shareholder approval policy for such a situation, expressly approved the transaction and the Company's reliance on the NYSE financial viability exception.
On March 19, 2018, the NYSE granted the Company's request. In accordance with NYSE requirements, the Company will mail a letter to shareholders notifying them of its intention to close the Rights Offering without obtaining shareholder approval.
Commencement of the Rights Offering
The Rights Offering will commence on March 19, 2018.
Backstop Purchaser
Backstop Commitment
Vintage will serve as a backstop purchaser and will be entitled to purchase any unsubscribed shares at the Subscription Price. Vintage will also be entitled to exercise its basic subscription privilege. Vintage will not receive any fee for acting as backstop purchaser. The commitment of Vintage is subject to the satisfaction of certain conditions. Vintage beneficially owned 6,600,000 Common Shares, or approximately 14.9% of our outstanding Common Shares, as of the Rights Distribution Record Date.
Vintage has agreed with us as part of the backstop commitment that it will purchase from us, at $3.00 per Common Share, all of the Common Shares offered pursuant to the Rights Offering that are not issued pursuant to the exercise of Rights in the Rights Offering, up to a total commitment of $182 million. Vintage is not being paid a fee for serving as a backstop purchaser in the Rights Offering.
We obtained the backstop commitment in order to obtain the amendment and waiver under our first lien revolving credit facility. Accordingly, the backstop commitment ensures that, subject to the conditions of the backstop commitment, all Common Shares are either purchased in the Rights Offering or purchased subsequent to the Rights Offering at the same Subscription Price at which the Rights were exercisable. Through this arrangement, we have a very high degree of certainty that we will raise gross proceeds of at least $182 million through the Rights Offering and the backstop commitment.
Unless extended by us, the backstop commitment will expire if the Rights Offering has not been concluded prior to September 30, 2018.
The only condition to the backstop purchaser’s obligations under the backstop commitment is that the Company must provide notice to Vintage that it is exercising its rights to require Vintage to fund its backstop commitment. Vintage’s obligations as backstop purchaser are not subject to the absence of a material adverse change in our business, financial condition or results of operations or a material deterioration in the financial markets.
As part of the backstop commitment, Vintage has entered into an agreement with a third party pursuant to which the third party has agreed to backstop Vintage’s obligation under the equity commitment agreement entered into between us and Vintage. In addition, we expect that we will grant Vintage customary registration rights with respect to any Common Shares issued to Vintage in the Rights Offering.
Vintage Agreement
Unrelated to the Vintage’s backstop commitment, on January 3, 2018, we entered into an agreement (as amended, the “Vintage Agreement”) with Vintage and certain related parties (each a “Vintage Shareholder” and, collectively, the “Vintage Shareholders”). Pursuant to the Vintage Agreement, the Company agreed, among other things, to increase the size of our board of directors to ten members (which was subsequently increased, with Vintage’s approval, to no more than eleven members until June 30, 2018) by adding three additional directors, and to appoint each of Henry E. Bartoli, Matthew E. Avril and Brian R. Kahn (collectively, the “Vintage Shareholder Nominees”) to our board of directors to serve as Class I, Class II and Class III directors, respectively. Pursuant to the Vintage Agreement, and so long as Vintage’s beneficial ownership has not decreased below 5% of the then-outstanding Common Shares (other than as a result of an increase in the number of Outstanding Shares), if any Vintage Shareholder Nominee is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Nomination Period (as defined below), Vintage may recommend a substitute person to fill the resulting vacancy, and the appointment of any such person to our board of directors will be subject to the approval of the Governance Committee of our board of directors.
Pursuant to the Vintage Agreement, until the first date on which Company shareholders may nominate individuals for election to our board of directors at our 2019 annual meeting of shareholders or, if earlier, the first date on which our shareholders may nominate individuals for election to our board of directors if we announce that we will hold a shareholder meeting at which directors will be elected other than the annual meetings of shareholders in 2018 and 2019 (the “Nomination Period”), the Vintage Shareholders will not engage in certain proxy solicitations, make certain shareholder proposals, call meetings of shareholders or solicit or publicly comment on certain proposals or consents from shareholders regarding any merger, acquisition, recapitalization, restructuring, disposition or other business combination with respect to the Company.
The Vintage Agreement further provides that, during the Nomination Period, each Vintage Shareholder will cause Common Shares then beneficially owned by such Vintage Shareholder or its affiliates to appear in person or by proxy at all annual meetings and to be voted in favor of the nominees of our board of directors for director, in accordance with our board’s recommendation with respect to the ratification of our independent registered public accounting firm, in accordance with our board’s recommendation with respect to our “say-on-pay” proposal, in accordance with our board’s recommendation with respect to the frequency of our “say-on-pay” proposals and in favor of the declassification of board terms.

In connection with the Rights Offering, we expect to enter into an amendment to the Vintage Agreement. The proposed amendment would require that, in the event that the Vintage Shareholders acquire or otherwise possess beneficial ownership of over 30% of the Company’s outstanding Common Shares, such shares in excess of 30% will be voted in proportion to the way in which Common Shares owned by the shareholders who are not Vintage Shareholders are voted.
Expiration Time
You may exercise the basic subscription privilege at any time before the Expiration Time, which is 5:00 p.m., New York City time, on April 10, 2018, which will be the 25th calendar day following the commencement of the Rights Offering, unless the Rights Offering is extended. Any Rights not exercised before the Expiration Time will expire and become null and void. We will not be obligated to honor your exercise of Rights if the subscription agent receives any of the required documents relating to your exercise after the Expiration Time, regardless of when you transmitted the documents.
We may extend the Expiration Time for any reason. However, we do not intend to extend the Expiration Time of the Rights Offering for more than 25 calendar days past the original 22 calendar day period. If we do not complete the Rights Offering by the 47th calendar day of the subscription period, we will cause the subscription agent to return to each exercising holder the entirety of such holder’s aggregate Subscription Price previously paid (without interest).
If we elect to extend the date the Rights expire, we will issue a press release announcing the extension before 9:00 a.m., New York City time, on the first business day after the most recently announced Expiration Time.
Subscription Privileges
Your Rights entitle you to a basic subscription privilege. You will not be entitled to exercise an oversubscription privilege to purchase additional Common Shares that may remain unsubscribed as a result of any unexercised Rights.
Basic Subscription Privilege. The basic subscription privilege entitles you to purchase 1.4 Common Shares per whole right, upon delivery of the required documents and payment of the Subscription Price of $3.00 per Common Share, prior to the Expiration Time. You are not required to exercise your basic subscription privilege, in full or in part.
Return of Excess Payment. If you exercise your basic subscription privilege and, due to rounding, are allocated less than all of the Common Shares for which you subscribed, the funds you paid for those Common Shares that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the Expiration Time.
Exercising Your Rights
Subscription materials, including rights certificates, will be made available to holders upon the commencement of the Rights Offering. You may exercise your Rights by delivering the following to the subscription agent before the Expiration Time:

•	your properly completed and executed rights certificate evidencing the exercised Rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the Subscription Price for each Common Share subscribed for pursuant to the basic subscription privilege.
You must provide payment in full of the Subscription Price for each Common Share being subscribed for pursuant to the basic subscription privilege to the subscription agent before the Expiration Time.
Payment of Subscription Price Your cash payment of the Subscription Price must be made by either check or bank draft drawn upon a U.S. bank payable to the subscription agent, “Computershare Trust Company, N.A.” Your cash payment of the Subscription Price will be deemed to have been received by the subscription agent only when:

•	any uncertified check clears; or

•	the subscription agent receives any certified check or bank draft drawn upon a U.S. bank.
You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the Subscription Price in respect of your basic subscription privilege by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the Rights expire to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier’s check to avoid missing the opportunity to exercise your Rights.
You will not be entitled to any interest earned on the cash funds held by the subscription agent.
The subscription agent will hold your payment of the Subscription Price in a segregated escrow account with other payments received from holders of Rights until we issue to you your Common Shares, or return your overpayment, if any.
Exercising a Portion of Your Rights. You may subscribe for fewer than all of the Common Shares that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate.
Calculation of Rights Exercised If you do not indicate the number of Rights being exercised, or do not forward full payment of the aggregate Subscription Price for the number of Rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment you delivered to the subscription agent. If we do not apply your full Subscription Price payment to your purchase of Common Shares, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the Expiration Time.
Instructions for Completing the Rights Certificate. You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your Rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the Subscription Price to the subscription agent. You should not send the rights certificates, any other documentation or payment to us. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.
You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the Subscription Price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified check prior to the Expiration Time.
Signature Guarantee May Be Required. Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or

•	you are an eligible institution.
Delivery of Subscription Materials and Payment
You should deliver the rights certificate and payment of the Subscription Price, as well as any other required documentation:
If delivering by first class mail:

Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
P.O. Box 43011
Providence, RI 02940-3011
If delivering by registered, certified or express mail, or overnight courier:
Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
250 Royall Street, Suite V
Canton, MA 02021
In considering which method of delivery to use, holders of Rights should take into consideration the amount of time remaining in the Rights Offerings to ensure that materials are delivered prior to the expiration of the Rights Offering.
Notices to Nominees. If you are a broker, a dealer, a trustee or a depositary for securities who will hold Common Shares for the account of others as a nominee holder and thus will hold Rights for the account of others as a nominee holder, you should notify the respective beneficial owners of those Common Shares of the issuance of the Rights as soon as possible to find out the beneficial owners’ intentions.
You should obtain instructions from the beneficial owner with respect to the Rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of Rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our Common Shares on the Rights Distribution Record Date, so long as the nominee submits the appropriate rights certificates and proper payment to the subscription agent.
Beneficial Owners. If you are a beneficial owner of Common Shares and thus will be a beneficial owner of Rights that you hold through a nominee holder following the Rights Distribution, we will ask your broker, dealer or other nominee to notify you of this Rights Offering. If you wish to exercise your Rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your Rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.
Procedures for DTC Participants. If you are a broker, a dealer, a trustee or a depositary for securities who holds Common Shares for the account of others as a nominee holder and thus will hold Rights for the account of others as a nominee holder, you may, upon proper showing to the subscription agent, exercise your beneficial owners’ basic subscription privilege through DTC. Any Rights exercised through DTC are referred to as DTC Exercised Rights. You may exercise your DTC Exercised Rights through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the Expiration Time.
Determinations Regarding the Exercise of Rights. We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of Rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your Rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.
We reserve the right to reject your exercise of Rights if your exercise is not in accordance with the terms of the Rights Offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the Rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of Rights if our issuance of Common Shares pursuant to your exercise could be deemed unlawful or materially burdensome. See “—Regulatory Limitation” and “—Compliance with State Regulations Pertaining to the Rights Offering” below.
Revocation of Exercised Rights
Once you have exercised your basic subscription privilege, you may not revoke your exercise.
Subscription Agent
We have appointed Computershare Trust Company, N.A. as subscription agent for the Rights Offering. We will pay its fees and expenses related to the Rights Offering.
Information Agent
You may direct any questions or requests for assistance concerning the method of exercising your Rights, additional copies of this prospectus supplement, the instructions or other subscription materials referred to herein, to the information agent, at the following telephone number and address:
D.F. King & Co., Inc.
Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 283-3192
Email: bw@dfking.com.
General Considerations Regarding the Partial Exercise of Rights
You will receive a new rights certificate upon a partial exercise of Rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., New York City time, on the fifth business day before the Expiration Time. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to exercise your remaining Rights.
You are responsible for all commissions, fees and other expenses (including brokerage commissions) incurred in connection with the exercise of your Rights, except that we will pay any fees of the subscription agent associated with the exercise of Rights. Any amounts you owe will be deducted from your account.
If you do not exercise your Rights before the Expiration Time, your Rights will expire and will no longer be exercisable.
Treatment of Stock Options and Other Awards
Holders of options to purchase Common Shares on the Rights Distribution Record Date will not receive Rights, unless they exercise their options for Common Shares prior to the Rights Distribution Record Date. Similarly, holders of performance-based or service-based restricted stock units with respect to Common Shares on the Rights Distribution Record Date (and certain other compensation awards with value based on or related to the value of the Common Shares) will not receive Rights, except to the extent their restricted stock units or such other awards are settled (to the extent applicable) for Common Shares prior to the Rights Distribution Record Date. In lieu of the holders of such options, restricted stock units and other awards receiving any Rights, such options are expected to be equitably adjusted (including terms such as the number of stock options and/or the exercise price, as applicable), and such restricted stock units and such other awards are expected to be equitably adjusted so that they relate to an adjusted number of our Common Shares. In each case, these adjustments would be intended to, in general, prevent (to the extent practicable) dilution or enlargement of such holders’ rights under such awards directly as a result of the Rights Offering. Holders of our equity awards are encouraged to speak with their tax advisors.

Amount and Source of Funds and Financing for the Rights Offering; Expenses
It is expected that we will incur an aggregate of approximately $2.1 million in expenses in connection with the Rights Offering. These expenses will be comprised of:

•	approximately $115,000 of printing, mailing and related expenses associated with this prospectus supplement;

•	approximately $150,000 in legal fees and expenses;

•	approximately $25,000 in accounting fees and expenses;

•	approximately $1.8 million in financial advisory fees and expenses;

•	approximately $50,000 in SEC filing fees; and

•	approximately $5,000 in other miscellaneous expenses.
We will pay these expenses from our existing cash balances.
Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for our Common Shares.
No Recommendations to Holders of Rights
Neither we nor our board of directors has made any recommendation as to whether you should exercise your Rights. You should decide whether to subscribe for Common Shares or simply take no action with respect to your Rights, based on your own assessment of your best interests.
Termination
We may determine to abandon the Rights Distribution at any time and, even after the Rights have been distributed, may also determine to abandon the Rights Offering prior to its commencement or terminate the Rights Offering following its commencement for any reason at any time before the Expiration Time. If we terminate the Rights Offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the Rights Offering.
Foreign Shareholders
We will not mail rights certificates to shareholders on the Rights Distribution Record Date whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their Rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on the fifth business day prior to the Expiration Time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), the Rights will expire at the Expiration Time.
We will not be required to issue to you Common Shares pursuant to the Rights Offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the Expiration Time, you have not obtained such clearance or approval.
Issuance of our Common Shares
Unless we earlier terminate the Rights Offering, the subscription agent will issue to you the Common Shares purchased by you in the Rights Offering as soon as practicable after the Expiration Time. The subscription agent will effect delivery of the subscribed for Common Shares through the subscription agent’s book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the subscribing holder’s subscribed for Common Shares and the method by which the subscribing holder may access its account and, if desired, trade its shares.
Your payment of the aggregate Subscription Price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your subscribed for Common Shares. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the Subscription Price or returned to you. You will have no rights as a shareholder of our Company with respect to your subscribed for Common Shares until such shares are delivered via the book-entry registration statement. Upon such delivery, you will be deemed the owner of the Common Shares you purchased by exercise of your Rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.
We will not issue any fractional Rights or Common Shares.
Common Shares Stock Outstanding Following the Rights Offering
Assuming the Rights Offering is fully subscribed, and without giving effect to any anti-dilution adjustments associated with outstanding equity awards, we estimate that we would have outstanding approximately 106,505,384 Common Shares immediately following the completion of the Rights Offering.
Compliance with State Regulations Pertaining to the Rights Offering
We are not making the Rights Offering in any state or other jurisdiction in which it is unlawful to do so. We will not accept an offer to purchase Common Shares from you if you are a resident of any state or other jurisdiction in which the offer of the Rights would be unlawful. We may delay the commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the Rights Offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the Rights Offering. We do not expect that there will be any changes in the terms of the Rights Offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS DISTRIBUTION
AND THE RIGHTS OFFERING
The following discussion is a summary of the material U.S. federal income tax consequences to holders of Common Shares of the acquisition, ownership and disposition, expiration or exercise of the Rights distributed pursuant to the Rights Distribution. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements and judicial decisions as of the date of this prospectus supplement, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. In particular, changes in the Code or applicable Treasury Regulations could adversely affect the U.S. federal income tax treatment of stock rights with characteristics similar to the Rights. Any future legislation, Treasury Regulation, or other guidance could be enacted or promulgated so as to apply retroactively to the Rights Distribution or the exercise of the Rights. Any such changes could materially affect the continuing validity of this discussion.
This discussion addresses only those of you who hold your Common Shares and will, after the Rights Distribution, hold your Rights as “capital assets,” within the meaning of Section 1221 of the Code. This discussion is limited to the U.S. federal income tax consequences of the Rights Distribution and does not address all potential tax consequences that may be relevant to you in light of your particular circumstances. Further, this discussion does not address holders of our Common Shares or Rights who are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	S corporations and other pass-through entities and owners thereof;

•	entities taxable as a partnership for U.S. federal income tax purposes and owners thereof;

•	insurance companies and other financial institutions;

•	mutual funds;

•	dealers in stocks and securities;

•	traders or investors in Common Shares or Rights who elect the mark-to-market method of accounting for such stock or Rights;

•	shareholders who received our Common Shares from the exercise of employee stock options or otherwise as compensation or will receive Rights as compensation;

•	shareholders who hold our Common Shares or will hold their Rights in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•
shareholders who hold their Common Shares or will hold Rights as part of a hedge, straddle, wash sale, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	certain United States expatriates; and

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.
This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences of the Rights Distribution to current holders of options, warrants or other rights to acquire Common Shares.

You should consult your tax advisor regarding the application of the U.S. federal income tax laws to your particular situation, as well as the applicability of any U.S. federal estate and gift, state, local or foreign tax laws to which you may be subject.
Tax Implications to the Holders upon Receipt of the Rights
It is the opinion of our tax counsel, Jones Day, that the distribution of the Rights should be treated as a non-taxable stock dividend for holders of our Common Shares under Section 305(a) of the Code. However, there is a lack of authority directly addressing the applicable of Section 305(a) of the Code to distributions of subscription rights, including ones that incorporate the specific terms of, and facts surrounding, this offering, and thus the application of Section 305(a) of the Code to the distribution of the Rights in our offering is uncertain. In addition, our tax counsel’s position is not binding on the IRS, or the courts. If this position is finally determined by the IRS or the courts to be incorrect, the fair market value of the Rights would be taxable to holders of our Common Shares as a dividend to the extent of our current and accumulated earnings and profits, with any excess begin treated as a return of basis to the extent thereof, and then as capital gain. Due to the lack of authority on the part of the IRS and the courts regarding the interpretation and application of Section 305 related to subscription rights, it is not possible to quantify the degree of uncertainty and risk to the recipients of the subscription rights regarding potential adverse tax effects.
The distribution of the Rights would be taxable to holders of our Common Shares under Section 305(b) of the Code if the Rights Offering were to be treated as a distribution or part of a series of distributions that have the effect of the receipt of cash or other property by some of our stockholders and an increase in the proportionate interest of our other stockholders in our assets or earning and profits. Distributions having that effect are referred to as "disproportionate distributions." For purposes of the definition of "disproportionate distributions", the term "property" includes money, securities and any other property, except that "property" does not include stock in the corporation making the distribution or rights to acquire such stock. The reference to a "series of distributions" encompasses all distributions of stock made or deemed made by a corporation which have the result of receipt of cash or property by some stockholders and an increase in the proportionate interests of other stockholders. Under the Treasury Regulations applicable to Section 305(b), where the receipt of cash or property occurs more than 36 months following a distribution or series of distributions of stock, or where a distribution is made more than 36 months following the receipt of cash or property, such distribution or distributions will be presumed not to result in the receipt of cash or property by some stockholders and an increase in the proportionate interest of other stockholders, unless the receipt of cash or property by some stockholders and the distribution or series of distributions are made pursuant to a plan.
We have not paid cash dividends on our Common Shares since the Company was formed. Currently, we do not intend to pay any cash dividends on our Common Shares. In addition, many forms of taxable distributions under Section 305(b) of the Code involve preferred stock, such as the distribution of convertible preferred stock in certain circumstances pursuant to Section 305(b). Currently, we do not have any convertible debt or preferred stock outstanding, nor do we currently intend to issue any convertible debt or preferred stock. On the basis of the relevant facts discussed herein and certain assumptions and representations that we provided to tax counsel, it is the opinion of our tax counsel, Jones Day, that the distribution of the Rights in the Rights Offering should not constitute part of a "disproportionate distribution" pursuant to Section 305(b) of the Code. However, due to lack of authority, the actual application of the Code Section 305 rules to the Rights Offering (and any interest therein or obtained thereby) is uncertain. If our tax counsel's opinion is determined by the IRS or a court to be incorrect, whether on the basis that the issuance of the subscription rights is a "disproportionate distribution" or otherwise, the fair market value of the Rights would be taxable to you.
The remaining description assumes that holders of our Common Shares will not be subject to U.S. federal income tax on the receipt of Rights.
Tax Basis and Holding Period of the Rights
For U.S. federal income tax purposes, your tax basis and holding period with respect to the Rights you receive with respect to your holdings of our Common Shares will depend on the fair market value of the Rights you receive and the fair market value of your existing holdings of Common Shares on the date you receive the Rights as follows:

•
if, on the Rights Distribution Date, the fair market value of Rights which we distribute to you represents (1) less than 15% of the fair market value of your Common Shares with respect to which such Rights were distributed, your basis in those Rights generally will be zero, or (2) 15% or more of the fair market value of your Common Shares with respect to which such Rights were distributed, your basis in your Common Shares with respect to which such Rights were distributed will be allocated between those Common Shares and the Rights in proportion to their relative fair market values on the Rights Distribution Date; and

•	your holding period for the Rights that we distribute to you will include the holding period of your Common Shares with respect to which such Rights were distributed.
If, on the Rights Distribution Date, the fair market value of the Rights we distribute to you represents less than 15% of the fair market value of your Common Shares, you may make an election to allocate your basis in your Common Shares between such stock and the Rights in proportion to their relative fair market values on the Rights Distribution Date. This election may be made pursuant to Section 307 of the Code and the Treasury Regulations thereunder and will be irrevocable once made.
The fair market value of the Rights on the date of the distribution of the Rights is inherently uncertain. We have not obtained any fair market value appraisal, and we do not plan to commission any appraisal regarding the fair market value of the Rights. In ascertaining fair market value of the Rights, you should consider all relevant facts and circumstances.
Holders of Common Shares that have acquired different blocks of our Common Shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, Rights distributed pursuant to the Rights Distribution.
Expiration of Rights
If you receive Rights in the Rights Distribution from us and you allow such Rights to expire while you continue to hold the Common Shares with respect to which the Rights were distributed (i.e., you do not exercise such Rights), then you will not be permitted to recognize a taxable loss. If your basis in your Common Shares was allocated between that stock and the distributed Rights, then your basis in the expired Rights will be reallocated to that stock.
Exercise of Rights; Basis and Holding Period of Acquired Shares
You should not recognize gain or loss upon the exercise of the Rights. Your basis in the Common Shares you acquire through exercise of such Rights should equal the sum of (1) the Subscription Price you paid to acquire such Common Shares and (2) your basis, if any, in the Rights which you exercised. Your holding period in the acquired Common Shares should begin on the day you exercise the Rights. If you exercise the Rights received in this offering after disposing of the shares of our Common Shares with respect to which the Rights are received, you should consult your tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.
Sale or Other Disposition of the Rights Shares
If you sell, transfer or dispose of the shares that you acquire in respect of the exercise of your Rights, the recognition of the gain or loss upon the sale, transfer or disposition of such shares should be a capital gain or loss, assuming the shares are held as capital assets at the time of sale. If you hold your shares for more than one year, the treatment of the gain or loss should be long-term.
Information Reporting and Backup Withholding
You may be subject to information reporting to the IRS and/or U.S. federal backup withholding with respect to dividend payments on, or the gross proceeds from the disposition of, our shares of Common Stock that you acquire through the exercise of Rights. Backup withholding should not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Backup withholding may apply if you (1) fail to furnish your social security or other taxpayer identification number ("TIN"), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding, and that you are a U.S. person. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing the applicable information.

USE OF PROCEEDS FROM THE RIGHTS OFFERING
We expect to use the net proceeds from the Rights Offering, along with borrowings under our first lien revolving credit facility, to repay in full all of the indebtedness outstanding and our other obligations under our second lien term loan. As a result of additional losses we recognized in the fourth quarter of 2017 related to an increase in structural steel repair costs on one of our European renewable energy contracts, we were not in compliance with certain financial covenants under our first lien revolving credit agreement and our second lien term loan. In March 2018, we obtained an amendment to our first lien revolving credit facility that waives the covenant defaults. However, currently we are in default under the second lien term loan, subject to a 180-day standstill period beginning on March 1, 2018 to resolve the event of default or repay the second lien term loan.
As of March 15, 2018, there was $195.9 million aggregate principal amount of borrowings outstanding under our second lien term loan bearing interest at 12.00% per year on the first draw amount of $175.9 million and 14.00% per year on the second draw amount of $20.0 million. In addition to repaying the principal amount outstanding under the second lien term loan, we expect that we will have to pay approximately $22.5 million in accrued and unpaid interest, premiums and other fees in connection with the satisfaction of all of our obligations under the second lien term loan.
We expect our expenses related to the Rights Offering to be approximately $2.1 million.

PLAN OF DISTRIBUTION
We are distributing our Rights directly to holders of our Common Shares, on a pro rata basis, pursuant to the Rights Distribution.
We will pay D.F. King & Co., Inc., the information agent, an estimated fee of approximately $10,000 and Computershare Trust Company, N.A., the subscription agent, an estimated fee of approximately $50,000 for their services in connection with the Rights Offering (which includes the subscription agent’s fees associated with the exercise). We will also pay B. Riley FBR, Inc. a fee of $1.8 million for acting as our financial advisor with respect to the Rights Offering. We have also agreed to reimburse the information agent, the subscription agent and our financial advisor their reasonable expenses in connection with the Rights Offering.
We estimate that our total expenses in connection with the Rights Offering, including registration, legal, printing and accounting fees, will be approximately $2.1 million.
We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of Rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the Rights Offering. Some of our employees may solicit responses from you as a holder of Rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

LEGAL MATTERS
Jones Day will pass upon the validity of the securities being offered hereby.
EXPERTS
The consolidated and combined financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year-ended December 31, 2017, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the completion of the spin-off of the Company effective June 30, 2015 by The Babcock and Wilcox Company and an explanatory paragraph referring to the Company’s ability to continue as a going concern, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated and combined financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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